EXHIBIT 12
PRIMUS GUARANTY, LTD

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED
DISTRIBUTIONS OF SUBSIDIARY
(In thousands, except ratios)

	Nine Months Ended	Years Ended December 31,
	September 30, 2009	2008	2007	2006	2005	2004

Earnings (loss):
Net income (loss) available to common shares	$1,165,279	$(1,716,146)	$(563,541)	$94,891	$4,083	$23,685
Provision (benefit) for taxes	152	61	52	42	46	46
Distributions on preferred securities of subsidiary	2,740	6,642	7,568	5,683	3,865	2,138

Income (loss) from continuing operations before taxes (a)	1,168,171	(1,709,443)	(555,921)	100,616	7,994	25,869

Add:
Fixed charges	9,834	23,674	28,297	16,532	6,525	3,019

Subtract:
Distributions on preferred securities of subsidiary	(2,740)	(6,642)	(7,568)	(5,683)	(3,865)	(2,138)

Adjusted earnings (loss)	$1,175,265	$(1,692,411)	$(535,192)	$111,465	$10,654	$26,750

Fixed charges:
Interest expense	7,094	17,032	20,729	10,849	2,660	881
Distributions on preferred securities of subsidiary	2,740	6,642	7,568	5,683	3,865	2,138

Total fixed charges and preferred distributions	$9,834	$23,674	$28,297	$16,532	$6,525	$3,019

Ratio of earnings to combined fixed charges and distributions on preferred securities of subsidiary (b)	119.51	(71.49)	(18.91)	6.74	1.63	8.86

(a)	Income (loss) from continuing operations before taxes represents income (loss) before income taxes plus adding back distributions on preferred securities of subsidiary.

(b)	Due to the losses for the years ended December 31, 2008 and 2007, respectively, the ratio coverage was less than 1:1. Additional earnings of approximately $1.7 billion and $563.5 million for the years ended December 31, 2008 and 2007, respectively, would be needed to achieve the coverage ratio of 1:1.